

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-mail
Donald E. Felsinger
Sempra Energy
101 Ash Street
San Diego, California 92101

Re: **Sempra Energy**
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 24, 2011
Form 8-K Filed May 9, 2011
File No. 1-14201

Dear Mr. Felsinger:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William Thompson

William H. Thompson
Accounting Branch Chief